Edward J. Schneidman, P.C. To Call Writer Directly: +1 312 862 3333 edward.schneidman@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

August 28, 2018

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kim McManus
Jeffrey Lewis
Robert Telewicz
Joshua Lobert

Re:	Best Western International, Inc.
Registration Statement on Form S-1
Filed on August 10, 2018
CIK No. 0001733381

Ladies and Gentlemen:

On behalf of Best Western International, Inc. (the “Company”), we are hereby providing supplementally to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) certain additional clarifications and qualitative and quantitative analysis regarding the Company’s financial statements and the impact of certain line items in the Company’s financial statements relating to (i) comment 1 of the Staff’s letter dated August 22, 2018 (the “Comment Letter”), (ii) the Staff’s review of the Company’s response letter to the Comment Letter, which was publicly filed on August 20, 2018 and the Company’s supplemental response letter to the Comment Letter, which was furnished to Staff on August 24, 2018, and (iii) the related conference call held by the Company and the Staff on August 27, 2018. We respectfully request the Staff review and provide any additional questions regarding the Company’s additional clarifications and qualitative and quantitative analysis regarding the Company’s financial statements and the impact of certain line items set forth below. The Company’s final response letter regarding comment 1 of the Comment Letter will be filed via EDGAR following the Staff’s review of the supplemental information set forth below in accordance with the rules and regulations of the Commission. The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in italics).

Beijing    Boston    Dallas    Hong Kong    Houston     London    Los Angeles    Munich    New York    Palo Alto     San Francisco    Shanghai Washington, D.C.

U.S. Securities and Exchange Commission

August 28, 2018

Comment

Financial Statements for the period ended May 31, 2018

(k) Significant Estimates and Assumptions, page F-8

1.

We note your response to our prior comment 1. Please explain to us in greater detail how you determined that the correction of the error was not material to both current and prior periods. For example the $2.4 million adjustment to 2018 costs of sales represents over 65% of earnings for the six months ended May 2018. Your response should include but not be limited to providing a quantitative analysis regarding the materiality of the accounts receivable overstatement and its impact on the 2017 financial statements and the expected annual operating results for fiscal year 2018.

Response:

As a follow-up to our conference call on August 27, 2018, we thank you for allowing us time to discuss our business model, the pending Conversion, and how we analyzed and determined that the correction of the overstatement was not material to the actual and forecasted financial statements. Respectfully, we request that this letter with additional information be read in conjunction with our previous responses dated August 20, 2018 and August 24, 2018.

In our discussion, you requested the following additional information:

1.	Additional Quantitative Factors to include our review of the impact of the overstatement for the year-ended November 30, 2016, along with other applicable reporting periods; and

2.	Explanation of additional Qualitative Factors to include addressing key metrics of the Company, scale, and our dividend policy.

Additional Quantitative Factors

The tables included as Attachment A to this letter summarize our quantitative analysis of the impact of the overstatement for reported periods to include the years ended November 30, 2016 and 2017, the forecasted period for the year ending November 30, 2018, and interim periods therein.

U.S. Securities and Exchange Commission

August 28, 2018

The Company uses Total revenues as the basis to determine materiality because of the non-profit business model under which we currently operate. We believe that the readers (i.e., members of the Company) of the financial statements will find Total revenues to be the most useful measure of the performance of the business in making an investment decision as they would expect the expenses to approximate the revenues in any given period. We also considered the materiality in the context of Total current assets, Total assets, and Total expenses. While we recognize the correction of the overstatement appears to be quantitatively significant to excess of revenues over expenses for the various actual and forecasted reporting periods, as discussed during our call with the Staff (and in greater detail below) the Company’s business model is to generate sufficient revenues to cover expenses, and not to generate an operating profit. Because of the expectation that operating results are break even, we don’t believe that the readers of our financial statements would assess materiality based on the excess of revenues over expenses. We note that the overstatement is not material to Total current assets, Total assets, Total revenues, and Total expenses. Because our revenues are primarily fixed in nature, we are able to forecast revenues with a high degree of confidence, which helped us conclude on the materiality of the overstatement to the forecasted 2018 period.

Specifically with respect to 2016, on a rollover basis Total current assets, Total assets, and Total expenses were impacted by $1.4 million (0.9%), $1.4 million (0.6%), and $0.3 million (or 0.1%), respectively, for the fiscal year ended November 30, 2016. Revenues were not affected. Therefore, the Company believes the correction is immaterial to the full year 2016.

With respect to the forecasted 2018 period, note that Total expenses are projected to be impacted by 0.6%. Total current assets, Total assets, and Total revenues are correctly stated.

Based on our analysis, the Company concluded that the overstatement immaterially impacted the financial statements for all actual and forecasted annual reporting periods. The Company further concluded that the overstatement was material to the 3-month ended May 31, 2018 reporting period (which is expected to be presented in future filings with the SEC) and, in accordance with ASC 250-10-45-27 as the overstatement is not material to the results of operations for the year or to trends, but is material to the results for the interim period, the overstatement may be corrected in the interim period with appropriate disclosure. Further, we believe the judgment of a reasonable person would not have been changed by the inclusion or correction of the overstatement, as the overstatement is immaterial to annual periods, and that appropriate disclosure has been made about the effect of the overstatement correction on the interim period.

U.S. Securities and Exchange Commission

August 28, 2018

Additional Qualitative Factors

The Company is currently a membership organization incorporated as an Arizona non-profit corporation and the primary users of the financial statements are the members, as there are no external lenders. As a membership organization, the Company’s objective has been to drive revenue to Best Western-branded hotels and to generate sufficient revenues to cover the Company’s expenses and to maintain its financial stability. We do not believe the reader of the financial statements would find Excess of revenue over expenses a useful metric as they would expect the expenses to approximate the revenues in a non-profit business in any given period.

The Company has focused on three key strategic business metrics: (i) ensure customer experience increases brand loyalty, (ii) improve the Company’s image in order to appeal to broader customer and development bases, and (iii) achieve superior Revenue per Available Room (RevPAR) performance for its hoteliers. Although the Company does evaluate excess of revenues over expenses, it is not the focus of the Company; rather, the Company’s focus is on the metrics described in clauses (i) through (iii) above because management believes they are indicators that support our objective to drive revenue to Best Western-branded hotels.

The Company believes that the Conversion will help us grow our scale and provide access to funding primarily through adding and retaining more hotels, having greater flexibility in raising capital by operating in a for-profit business model, more closely aligning brand and hotel owner interests, more effectively competing with other lodging companies and creating value in the ownership interests of our members who will become the Company’s stockholders.

•

Grow scale – As a non-profit company, we are losing scale and lack sufficient funds to actively invest in our future success. The Company believes that the Conversion will produce growth in the number of branded hotels primarily due to (i) a reduction of hotel attrition through the use of longer term franchise agreements (i.e., changed from one (1) year agreements to twelve (12) year agreements) and (ii) use of a more commonly understood for profit, shareholder organizational structure which banks and developers will understand and be more comfortable investing in Best Western branded hotels.

•

Economies of scale – We believe that our platform of services and capabilities in sales and marketing, brand management, technology and reservations and other support services create synergy and efficiency and will allow us to significantly grow scale. The Company is not relying on fee increases to our branded hotels, other than a new marketing and technology assessment of 0.33% of GRR in the first year (i.e., beginning January 1, 2019), 0.66% of GRR in the second year and 1.0% in the third year and thereafter to increase revenues. Rather, the Company believes that growth in the numbers of our hoteliers will increase our revenues and profits through leveraging our platform; therefore, increasing the value for shareholders.

•

Beneficial to developers – The Company believes that the Conversion will further allow us to grow scale by making us more appealing to hotel developers. Hotel developers are making a large financial commitment and would benefit primarily due to (i) a more stable brand relationship through the switch to a twelve (12) year franchise agreement and (ii) better access to capital because lenders to such developers are more familiar with and have a better understanding of a for-profit model.

U.S. Securities and Exchange Commission

August 28, 2018

•

Dividends – The Company’s current Restated Articles of Incorporation, Article VI, provide that “There shall be no capital stock issued by this nonprofit Corporation…none of the members of the Corporation shall receive pecuniary gain or profit. In the event of the dissolution of this Corporation after adequately taking care of all debts and obligations, any remaining assets of the Corporation shall be distributed to a nonprofit educational or charitable organization.” Noting our members could not have received dividends, and that the proposed conversion from a nonprofit corporation to a for-profit company will not occur until after the completion of the current fiscal year, the Company believes this is another basis to use Total revenues to determine materiality, and not the excess of revenues over expenses. If the membership were to approve the proposed conversion to a for-profit model our primary objective will be to grow our scale, and the Company’s intention is to reinvest profits into: (i) development initiatives; (ii) increased advertising and marketing to build brand awareness and drive revenues to our hotels, (iii) investments in technology and support for reservation and loyalty reward systems, and (iv) other investments that further the goals and objectives of the Company. We have disclosed a statement regarding the Company’s dividend policy under the heading “Market Price Information and Dividend Policy” in the Information Statement/Prospectus.

Based on our evaluation, the Company concluded that the correction identified is not material, either quantitatively or qualitatively, to the prior audited annual financial statements, or annual financial results for the forecasted period and; therefore, in accordance with ASC 250 we have concluded that it is appropriate to correct the overstatement in the current fiscal period with the appropriate disclosure. Our independent registered public accounting firm, Ernst & Young, has assessed the Company’s conclusion and concurs with our conclusion.

***

U.S. Securities and Exchange Commission

August 28, 2018

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please do not hesitate to contact the undersigned at (312) 862-3333 or edward.schneidman@kirkland.com.

Sincerely,

/s/ Edward J. Schneidman

Edward J. Schneidman

cc:	Lawrence Cuculic

Best Western International, Inc.

Attachment A

	As of and for the Fiscal Year Ended November 30, 2016					As of and for the Fiscal Year Ended November 30, 2017					Forecasted as of and for the Fiscal Year Ending November 30, 2018

Financial Statement Caption	If Corrected (A)	As Reported (Uncorrected) (B)	Overstatement (C)	% of Uncorrected (C)/(A)	Materiality: % of Total Revenues	If Corrected (A)	As Reported (Uncorrected) (B)	Overstatement (C)	% of Uncorrected (C)/(A)	Materiality: % of Total Revenues	As Forecasted if Corrected (A)	As Forecasted (Uncorrected) (B)	Overstatement (C)	% of Uncorrected (C)/(A)	Materiality: % of Total Revenues
Accounts Receivable	$51,200	$52,595	(1,395)	-2.7%		$56,874	$59,274	$(2,400)	-4.2%		$-	$-	$-	0.0%
Current Assets	162,532	163,927	(1,395)	-0.9%		189,783	192,183	(2,400)	-1.3%		-	-	-	0.0%
Total Assets	234,564	235,959	(1,395)	-0.6%		267,620	270,020	(2,400)	-0.9%		-	-	-	0.0%
Total Revenues	(375,712)	(375,712)	-	0.0%		(379,757)	(379,757)	-	0.0%		(431,050)	(431,050)	-	0.0%
Program Cost of Sales	76,300	76,008	292	0.4%		66,323	65,323	1,000	1.5%		75,979	78,379	(2,400)	-3.2%
Total Expenses	365,462	365,170	292	0.1%		370,897	369,897	1,000	0.3%		412,251	414,651	(2,400)	-0.6%
Excess of Revenues Over Expenses Before Income Taxes	(10,250)	(10,542)	292	-2.8%	-0.1%	(8,859)	(9,859)	1,000	-11.3%	-0.3%	(18,798)	(16,398)	(2,400)	12.8%	0.6%
Effective income tax rate		36.4%					44.4%					36.3%
Excess of Revenues Over Expenses After Income Taxes	(6,518)	(6,704)	186	-2.8%	0.0%	(4,927)	(5,483)	556	-11.3%	-0.1%	(12,188)	(10,659)	(1,529)	12.5%	0.4%
Excess of Revenues Over Expenses - Forecasted Upper Range											(15,529)	(14,000)	(1,529)	9.8%

	As of and for the Three Months Ended Feb 28, 2018					As of and for the Three Months Ended May 31, 2018

Financial Statement Caption	If Corrected (A)	As Reported (Uncorrected) (B)	Overstatement (C)	% of Uncorrected (C)/(A)	Materiality: % of Total Revenues	If Corrected (A)	As Reported (Uncorrected) (B)	Overstatement (C)	% of Uncorrected (C)/(A)	Materiality: % of Total Revenues
Accounts Receivable	$52,312	$54,210	(1,898)	-3.6%		$61,484	$61,484	$-	0.0%
Current Assets	186,188	188,086	(1,898)	-1.0%		196,535	196,535	-	0.0%
Total Assets	260,501	262,399	(1,898)	-0.7%		273,518	273,518	-	0.0%
Total Revenues	(90,587)	(90,587)	-	0.0%		(108,056)	(108,056)	-	0.0%
Program Cost of Sales	17,626	18,166	(540)	-3.1%		20,055	21,915	(1,860)	-9.3%
Total Expenses	86,739	87,279	(540)	-0.6%		104,025	105,885	(1,860)	-1.8%
Excess of Revenues Over Expenses Before Income Taxes	(3,847)	(3,307)	(540)	14.0%	-0.2%	(4,031)	(2,171)	(1,860)	46.1%	-0.7%
Effective income tax rate		44.6%					36.3%
Excess of Revenues Over Expenses	(2,131)	(1,832)	(299)	14.0%	-0.1%	(2,890)	(1,660)	(1,230)	42.6%	-0.4%

	As of and for the Six Months Ended May 31, 2017					As of and for the Six Months Ended May 31, 2018

Financial Statement Caption	If Corrected (A)	As Reported (Uncorrected) (B)	Overstatement (C)	% of Uncorrected (C)/(A)	Materiality: % of Total Revenues	If Corrected (A)	As Reported (Uncorrected) (B)	Overstatement (C)	% of Uncorrected (C)/(A)	Materiality: % of Total Revenues
Accounts Receivable	Not reported	Not reported	Not reported			$61,484	$61,484	$-	0.0%
Current Assets	Not reported	Not reported	Not reported			196,535	196,535	-	0.0%
Total Assets	Not reported	Not reported	Not reported			273,518	273,518	-	0.0%
Total Revenues	$(174,053)	$(174,053)	$-	0.0%		(198,643)	(198,643)	-	0.0%
Program Cost of Sales	29,459	29,574	(115)	-0.4%		37,681	40,081	(2,400)	-6.4%
Total Expenses	171,435	171,550	(115)	-0.1%		190,764	193,164	(2,400)	-1.3%
Excess of Revenues Over Expenses Before Income Taxes	(2,618)	(2,503)	(115)	4.4%	0.1%	(7,878)	(5,478)	(2,400)	30.5%	1.4%
Effective income tax rate		46.7%					36.3%
Excess of Revenues Over Expenses	(1,396)	(1,335)	(61)	4.4%	0.0%	(5,021)	(3,492)	(1,529)	30.4%	0.9%